                                                Filed Pursuant to Rule 424(b)(3)
                                                               Reg No. 333-36572

Prospectus Supplement No. 1, dated November 10, 2000
(To Prospectus dated September 1, 2000)

                             The Netplex Group, Inc.
                                15,498,907 shares
                                  Common Stock
                       -----------------------------------

This prospectus supplement supplements and amends the prospectus dated September1, 2000 relating to 15,498,907 shares of The Netplex Group, Inc.'s common stock.

On November 10, 2000, we entered into an Exchange, Redemption and Conversion Agreement with certain of the selling shareholders to restructure certain of the selling shareholders' Series D Preferred Stock holdings. The terms of the Exchange, Redemption and Conversion Agreement require us to redeem 500 shares of the Series D Preferred Stock for $500,000, issue a new series of Preferred Stock in exchange for the retirement of 6,177 shares of Series D Preferred Stock and all related warrants and requires certain of the selling shareholders to convert a portion of their remaining Series D Preferred Stock to common stock both immediately and over time. As a result of such restructuring, we have updated our prospectus to include changes to financial, capital and other matters effecting the Company. A copy of the Exchange, Redemption and Conversion Agreement was filed with the Securities and Exchange Commission on Form 8-K filed on November 13, 2000.

This prospectus supplement amends and restates certain sections of the prospectus by replacing those sections with the corresponding items set forth below:

1. The section entitled "THE OFFERING" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

                                  THE OFFERING

Common stock offered by the selling shareholders ......................    15,498,507 shares

Common stock outstanding as of November 10, 2000.......................    18,493,975 shares (1)

Use of proceeds........................................................    All of the net proceeds from the sale of the
                                                                           common stock covered by this prospectus will go
                                                                           to the selling shareholders who offer and sell
                                                                           shares of the common stock. We will not receive
                                                                           any proceeds from the sale of the common stock
                                                                           offered by the selling shareholders. See

                                                                           "Use of Proceeds."

Nasdaq SmallCap Market symbol..........................................    NTPL

------------
(1) This amount excludes the following securities issuable as of November 10, 2000:

 .    80,597 shares of common stock issuable upon conversion of shares of our
     Class A Preferred Stock;

 .    11,586,901 shares of common stock issuable upon conversion of shares of our
     Class C Preferred Stock, which are convertible after September 28, 2003 into the number of shares equal to $2,300,000 plus accrued but unpaid dividends, divided by 25% of the 20 day average trading price of the common stock immediately prior to conversion;

 .    5,101,493 shares of common stock issuable upon conversion of 3,323 shares of our Series D Preferred Stock, at a conversion and exercise price of $0.65625 per share, including, 1,808,473 shares of common stock issued to the holders of our Series D Preferred Stock upon conversion of 1,178 shares of Series D Preferred Stock on November 10, 2000 and 1,000 shares of common stock sold to the holders of our Series D Preferred Stock at a price of $0.65625 per share;

 .    6,382,979 shares of common stock issuable as of November 10, 2000 upon conversion of 3,000 shares of our Series E Preferred Stock, at a conversion price of $0.47, plus any dividend shares;

 .    5,610,342 shares of common stock issuable upon exercise of prepaid warrants; and

 .    an aggregate of 8,563,214 shares of common stock issuable upon exercise of other options and warrants at a weighted average exercise price of $3.64 per share.

2. In between the sections entitled "THE OFFERING" and "SUMMARY FINANCIAL DATA" in our September 1, 2000 Prospectus, the following new Section shall be inserted:

              NOVEMBER 2000 SERIES D PREFERRED STOCK RESTRUCTURING

     On November 10, 2000, we entered into an Exchange, Redemption and Conversion Agreement with certain of the selling shareholders to restructure our arrangements with the selling shareholders holding Series D Preferred Stock. Persuant to the terms of the Exchange, Redemption and Conversion Agreement, on November 10, 2000, we retired $6,177,000 of the original face amount of the Series D Preferred Stock and the related warrants in exchange for our issuance of $3,000,000 of our new Series E Preferred Stock which is redeemable for $3,000,000 at our option on or before April 30, 2001, provided we redeem at least $1,500,000 of such stock on or before January 30, 2001. If the Series E Preferred Stock is not redeemed and in certain other circumstances it becomes convertible at a conversion rate of $0.47 per share.

     As part of the agreement to restructure the Series D Preferred Stock, the Company has on November 10, 2000 redeemed 500 of the remaining 3,823 shares of Series D Preferred Stock at the face value of $500,000 and the holders of the Series D Preferred Stock converted 1,178 shares of Series D Preferred Stock into 1,808,473 shares of common stock. In addition, the holders of the Series D Preferred Stock have agreed to waive their rights to purchase additional shares of Series D Preferred Stock or receive any further dividends on the Series D Preferred Stock. Further, the Company sold to the holders of the Series D Preferred Stock 1,000 shares of the Company's common stock. The remaining 2,145 shares of Series D Preferred Stock will have a conversion price of $0.65625 and will be convertible into 3,293,020 shares of common stock.

3. Certain Paragraphs of the section entitled "RISK FACTORS" in our September 1, 2000 Prospectus are amended and restated in their entirety:

     The Risk Factor entitled "WE HAVE A SIGNIFICANT NUMBER OF OUTSTANDING SHARES OF CONVERTIBLE PREFERRED STOCK AND WARRANTS WITH CONVERSION OR EXERCISE PRICES THAT FLUCTUATE BASED ON THE MARKET PRICE OF OUR COMMON STOCK. THE CONVERSION OF THESE PREFERRED SHARES OR WARRANTS COULD RESULT IN THE DILUTION OF YOUR OWNERSHIP INTEREST AND ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK" is amended and restated in its entirety and replaced with the following:

     WE HAVE A SIGNIFICANT NUMBER OF OUTSTANDING SHARES OF CONVERTIBLE PREFERRED STOCK AND WARRANTS WITH CONVERSION OR EXERCISE PRICES THAT FLUCTUATE BASED ON THE MARKET PRICE OF OUR COMMON STOCK. THE CONVERSION OF THESE PREFERRED SHARES AND WARRANTS COULD RESULT IN THE DILUTION OF YOUR OWNERSHIP INTEREST AND ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK.

     Class C Preferred Stock. To the extent that our stock price decreases and we do not exercise our right of redemption prior to conversion, the number of shares of our common stock to be issued upon conversion of our Class C Preferred Stock could increase significantly; the issuance of additional shares of common stock could substantially dilute your ownership interest and depress the price of our common stock. Additionally, the perceived risk of dilution from conversion of the Class C Preferred Stock may cause other shareholders to sell their shares before conversion or encourage short sales of our common stock; those sales could also place further downward pressure on the price of our common stock.

     The Class C Preferred Stock is convertible after September 28, 2003 into the number of shares equal to $2,300,000 plus accrued but unpaid dividends, divided by 25% of the 20 day average trading price of our common stock immediately prior to conversion. The conversion of the outstanding Class C Preferred Stock on the basis of the 20 day average trading price of our common stock would result in the issuance of 11,586, 901 shares of common stock if the average trading price had been calculated as of November 10, 2000. If this 20 day average trading price decreased by 75%, then the conversion of the outstanding Class C Preferred Stock would result in the issuance of 46,370,967 shares of common stock. The conversion of the Class C Preferred Stock into common stock may result in the sale of a significant number of shares of common stock into the market; these sales could decrease the price of our common stock. The rights and preferences of Class C Preferred Stock are discussed under "Description of Securities - Class C

     Zanett Prepaid Warrants. In connection with a recent private placement, we issued to Zanett Lombardier, Ltd. and/or its affiliates or designees prepaid common stock purchase warrants to purchase an aggregate number of shares of common stock equal to $1,500,000 divided by the lower of

     -    $10; or

     - the amount obtained by multiplying the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on the trading day immediately preceding the date of determination or exercise by 0.75 or 0.65, depending on when the warrants are exercised.

     If the market value of our common stock decreases, the number of shares of common stock to be issued upon exercise of these prepaid warrants could increase significantly and result in significant dilution in your ownership interest. For example, the exercise of these prepaid warrants on the basis of the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on November 10, 2000 would have resulted in the issuance of 4,342,791 shares of common stock, based on the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on that date, or $0.3454 per share. If the warrants are exercised after December 19, 2000, the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period will be decreased by the 65% factor. As a result and as an example, if the warrants are exercised after December 19, 2000 and the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on that date happened to be as it was on November 10, 2000, the exercise of the outstanding prepaid warrants would result in the issuance of 5,010,913 shares of common stock. The terms and conditions of the prepaid warrants are discussed under "Selling Shareholders - Material Terms of Warrants Issued to Zanett."

The Risk Factor entitled "THE EXERCISE OF CERTAIN RIGHTS BY THE HOLDERS OF OUR PREFERRED STOCK AND WARRANTS COULD RESULT IN SUBSTANTIAL DILUTION OF YOUR OWNERSHIP INTEREST AND ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK" is amended and restated in its entirety and replaced with the following:

THE EXERCISE OF CERTAIN RIGHTS BY THE HOLDERS OF OUR PREFERRED STOCK COULD RESULT IN SUBSTANTIAL DILUTION OF YOUR OWNERSHIP INTEREST AND ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK.

     The conversion of Series D Preferred Stock and Series E Preferred Stock and subsequent sales of common stock by the selling shareholders may depress the price of our common stock and substantially dilute your ownership interest.

     To the extent the Series D Preferred Stock is converted into shares of common stock and to the extent the Series E Preferred Stock is converted into shares of common stock rather than redeemed by us or dividends on the Series E Preferred Stock are paid in shares of common stock rather than cash, a significant number of additional shares of common stock may be sold into the market and could decrease the price of our common stock due to the additional supply of shares relative to demand in the market. In anticipation of the sale of a large amount of shares of our common stock upon conversion of the Series D Preferred Stock or the Series E Preferred Stock, or the payment of dividends in lieu of cash on the Series E Preferred Stock, market participants may engage in short sales of our common stock. Short sales could place further downward pressure on the price of our common stock. Additionally, the perceived risk of dilution from the occurrence of any of these events may cause shareholders to sell their shares to avoid this dilution and could therefore place further downward pressure on the price of our common stock. The rights and preferences of Series E Preferred Stock are discussed under "Selling Shareholders - Material Terms of Series E Preferred Stock " and "Description of Securities - Series E Preferred Stock." The rights and preferences of Series D Preferred Stock are discussed under "Selling Shareholders - Material Terms of Series D Preferred Stock " and "Description of Securities - Series E Preferred Stock."

     On November 10, 2000, pursuant to the Exchange, Redemption and Conversion Agreement, the selling shareholders converted $1,178,000 of the face amount of their Series D Preferred Stock into 1,808,473 shares of common stock. Upon such conversion, the number of shares of common stock outstanding increased by approximately 9.8%; this increase in the amount of stock diluted your percentage ownership interest in us and could depress the price of our common stock.

     Under the terms of the restructuring contemplated by the Exchange, Redemption and Conversion Agreement, the remaining Series D Preferred Stock, will be convertible as of November 10, 2000 into approximately 3,293,020 shares of common stock, subject to the 4.99% limitation and 9.99% limitation described below, representing approximately 14.57% of the common stock that would be outstanding following the conversion, based upon the common shares outstanding on November 10, 2000.

     The conversion of, and the payment of dividends in shares of common stock in lieu of cash on, the Series D Preferred Stock may result in substantial dilution to the interests of other holders of our common stock. Even though no selling shareholder may convert its Series D Preferred Stock if the conversion would make the selling shareholder the beneficial owner of more than 4.99% of our then outstanding common stock or, when added to the number of shares acquired or held during the prior 60 days, would exceed 9.99% of our outstanding common stock, this restriction does not prevent a selling shareholder from selling a substantial number of shares in the market. By periodically selling shares into the market, the individual selling shareholders intend to sell all of their shares of common stock while never holding more than 4.99% at any specific time or exceeding 9.99% during any 60 day period.

     In the event we do not redeem the Series E Preferred Stock, a conversion of all the Series E Preferred Stock at the fixed conversion price of $0.47 would result in the issuance of 6,382,979 shares of common stock. Also, dividends on the Series E Preferred Stock may be paid in shares of common stock rather than cash, which would increase this number of shares over time.

     We may be required to delist our shares from the Nasdaq Small Cap Market as described below, in which event trading volume of our shares and the price of our common stock might decrease substantially.

     The National Association of Securities Dealers, Inc. imposes certain requirements on the issuance of securities of a company listed on the Nasdaq Stock Market. For instance, any company, including our company, is required to obtain shareholder approval (or a waiver from the NASD) for an issuance of securities if the number of securities to be issued could equal or exceed 20% of the issuer's outstanding listed securities (immediately or by conversion). Also, the voting rights of holders of securities that are convertible into common stock based on the future stock price of the issuer cannot be disproportionate to their investment in the issuer. We believe that the issuances of our Series D Preferred Stock and the Series E Preferred Stock comply with the NASD rules. For instance, our Preferred Stock does not have voting rights, except as required by law. Both the Series D Preferred Stock and the Series E Preferred Stock limit our obligation to issue our common stock upon the conversion of the Series D Preferred Stock and the Series E Preferred Stock that exceeds 19.99% of the outstanding common stock on the respective date of issuances of the Preferred Stock unless shareholder approval or a waiver from the NASD is obtained. In order to avoid any penalty which could include the delisting of our common stock, we obtained shareholder approval for the issuance of shares of our common stock upon conversion of, or the payment of dividends on (if any), the Series D Preferred Stock in excess of 19.99% of the number of outstanding shares of common stock on March 29, 2000, the date of issuance of the Series D Preferred Stock. Similarly, we are obligated to call a metting for stockholder approval (or obtain a waiver of the approval requirement from the NASD) with respect to the issuance of the shares of common stock issuable upon conversion of the Series E Preferred Stock. There is no guaranty we will obtain such approval or waiver. If we do not call a meeting for such approval (or a waiver) prior to January 31, 2001, we will be in default under the provisions of the Series E Preferred Stock which result, among other things, in our loss of the right to thereafter redeem the Series E Preferred Stock and permits the holders of the Series E Preferred Stock to exercise their conversion privilege, which, if exercised in full, would require us to redeem, at a premium, that number of shares of Series E Preferred Stock which could not be converted because of the limitation described above or to delist our stock from trading on the Nasdaq SmallCap Market, which can be expected to reduce liquidity for our stock and place downward pressure on the stock price.

     There is no similar limitation on our obligation to issue shares of common stock upon conversion of the Class C Preferred Stock. Consequently, the issuance of our Class C Preferred Stock may not have complied with the NASD rules. We have not sought an interpretation or waiver from the NASD with respect to the compliance with the NASD rules of the issuance of the Class C Preferred Stock. If the NASD found that we are in violation of its requirements the NASD could among other penalties possible delist our shares of common stock from the Nasdaq Stock Market in which event trading in our shares and the price of our common stock would likely decrease substantially.

The Risk Factor entitled "WE HAVE A SIGNIFICANT NUMBER OF OUTSTANDING WARRANTS, OPTIONS AND SHARES OF PREFERRED STOCK THAT COULD

ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK AND OUR ABILITY TO OBTAIN ADDITIONAL FUNDING" is amended and restated in its entirety and replaced with the following:

WE HAVE A SIGNIFICANT NUMBER OF OUTSTANDING WARRANTS, OPTIONS AND SHARES OF PREFERRED STOCK THAT COULD ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK AND OUR ABILITY TO OBTAIN ADDITIONAL FUNDING

     As of November 10, 2000, we had outstanding:

     - shares of Class A Preferred Stock that were immediately convertible into 80,597 shares of common stock;

     - shares of our Class C Preferred Stock that are convertible after September 28, 2003 into the number of shares equal to $2,300,000 plus accrued but unpaid dividends, divided by 25% of the 20 day average trading price of the common stock immediately prior to conversion, which if converted, would result in the issuance of 11,586, 901 shares of common stock;

     - 2,145 shares of our Series D Preferred Stock outstanding that were convertible on November 10, 2000, together with unpaid dividends, into a total of 3,293,018 shares of common stock, at a conversion and exercise price of $0.65625 per share;

     - 3,000 shares of our Series E Preferred Stock that are convertible into a total of 6,382,989 shares of our common stock at a fixed price of $0.47 per share.

     -    prepaid warrants exercisable into 5,610,342 shares of common stock;
          and

     - other options and warrants to purchase an aggregate of 8,563,214 shares of our common stock at a weighted average exercise price of $3.64 per share.

     As of November 10, 2000, there were outstanding convertible preferred shares, warrants and options to acquire up to approximately 35,492,614 shares of common stock at prices ranging from $0.1943 to $13.875 per share. The exercise of all of the outstanding warrants, including the prepaid warrants, options and/or conversion of the outstanding convertible preferred stock, would dilute the then-existing shareholders' percentage ownership of our common stock, and any sales in the public market could adversely affect prevailing market prices for our common stock. Moreover, because the holders of outstanding warrants, options and preferred stock will likely exercise or convert these securities, our ability to obtain additional equity capital could be adversely affected because we probably could obtain any needed capital on terms more favorable than those provided by the conversion of these securities. We lack control over the timing of any exercise or the number of shares issued or sold if exercises or conversions occur.

     The Risk Factor entitled "WE WILL BE PENALIZED IF WE FAIL TO REGISTER SHARES UNDERLYING OUR SERIES D PREFERRED STOCK, THE WARRANTS ISSUED TO THE HOLDERS OF OUR SERIES D PREFERRED STOCK, AND THE

PREPAID WARRANTS, INCENTIVE WARRANTS AND PLACEMENT AGENT WARRANTS THAT WE ISSUED IN MARCH 2000" is amended and restated in its entirety and replaced with the following:

     WE WILL BE PENALIZED IF WE FAIL TO MAINTAIN THE REGISTRATION OF THE SHARES UNDERLYING OUR SERIES D PREFERRED STOCK AND IF WE FAIL TO REGISTER SHARES UNDERLYING OUR SERIES E PREFERRED STOCK, ANY OF THE WARRANTS ISSUED TO THE HOLDERS OF OUR SERIES D PREFERRED STOCK, AND THE PREPAID WARRANTS, INCENTIVE WARRANTS AND PLACEMENT AGENT WARRANTS

     If we fail to maintain the effectiveness of our Registration Statement for the public sale of our common shares acquired upon conversion of the Series D Preferred Stock (for any reason other than the issuance of a stop order by SEC), the holders of the Series D Preferred Stock will be entitled to demand that we redeem their remaining shares of Series D Preferred Stock at a 25% premium. The same is true if we fail to timely file a Registration Statement for the sale of the common stock acquirable upon conversion of the Series E Preferred Stock.

     If we fail to obtain and maintain the timely effectiveness of our SEC Registration Statement for the public sale of our common shares acquired upon conversion of the Series E Preferred Stock, we will be subject to a penalty, required to be paid in cash (if the Company can do so) equal to 1% of the principal (plus interest) amount of the Series E Preferred Stock then outstanding, per day (up to 15 days during any 365 day period) that such effectiveness if not obtained or maintained.

4. The section entitled "THE CAPITALIZATION" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

                                 CAPITALIZATION

The following table describes our capitalization as of June 30, 2000. The first column reflects our capitalization on an actual basis; the second column reflects our capitalization as adjusted to give effect to the restructuring of the Series D Preferred Stock pursuant to the Exchange, Redemption and Conversion Agreement on November 10, 2000; and the third column reflects our capitalization that would give effect to:

     - the conversion of our Series D Preferred Stock and the number of shares of common stock issuable in lieu of cash dividends payable on the Series D Preferred Stock over its entire term, based on a price of $0.65625 per share, the applicable dividend conversion price as of November 10, 2000;

     - the conversion of our Series E Preferred Stock and the number of shares of common stock issuable in lieu of cash dividends payable on the Series E Preferred Stock over its entire term, based on a price of $0.47 per share and the applicable dividend conversion price, respectively;

     - the conversion of the prepaid common stock purchase warrants issued to Zanett Lombardier, Ltd. and/or its affiliates or designees, as of August 28, 2000, the issuance of 78,000 shares of common stock issuable upon the exercise of the incentive warrants issued in connection with the Zanett prepaid warrants and the issuance of 39,000 shares of common stock issuable upon the exercise of incentive warrants issued to the placement agent and/or its designees in connection with the Zanett prepaid warrants;

     - the aggregate amount of shares of common stock issuable upon the exercise of the PMG warrant;

     - the aggregate number of shares of common stock issuable upon the exercise of warrants issued to TMP Interactive, Inc.;

     - the aggregate amount of shares of common stock issuable upon the exercise of the warrant issued to Silicon Valley Bank; and

     - the aggregate amount of shares of common stock issuable upon the exercise of the warrant issued to Roseland II, LLC.

     When you read this table, it is important that you also read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes.

                                                         June 30, 2000
                                                               Actual            As Restructured           As Adjusted
Long term debt                                              $195,504.00                  $195,504           $195,504
Redeemable - Preferred Stock - Series D Cumulative           10,800,000                         0                  0
$0.01 par value; 15,000 shares authorized; 10,000
shares issued and outstanding at June 30, 2000; no
shares issued and outstanding as adjusted and as
restructured
Stockholders equity:
     Preferred Stock:
         Class A, $0.1 par value, liquidation                       805                       805                805
         preference at $4.00 per share; 2,000,000
         shares authorized; 80,597 shares issued
         and outstanding at June 30, 2000, as
         adjusted and as restructured

         Class C, $0.01 par value; liquidation
         preference of $3.50 per share; 2,500,000                15,000                    15,000             15,000
         shares

         authorized; 1,500,000 shares issued
         and outstanding at June 30, 2000,
         as restructured and as adjusted

         Class D, $0.01 par value; 15,000 shares                      0                        21                  0
         authorized; 10,000 shares issued and
         outstanding at June 30, 2000,2145 shares
         issued and outstanding as restructured and
         as adjusted

         Class E, $0.01 par value; liquidations                       0                        30                  0
         preference $1,000 per share; 3,000 shares
         authorized; 3,000 shares issued as
         restructured as adjusted
                                                                 18,238                    18,238             34,134
         Common Stock, $0.001 par value, 100,000,000
         share authorized; 18,238,284 shares issued and
         outstanding at June 30, 2000; 34,134,454 shares
         issued and outstanding, as restructured and
         as adjusted (1)

Additional paid in capital                                   24,069,949                34,369,898         50,842,124

Accumulated deficit                                         (22,566,707)              (22,566,707)       (22,566,707)
                                                            ------------              ------------       ------------
Total stockholders' equity                                    1,537,285                11,837,285         28,325,356
                                                              ---------                ----------         ----------
Total Capitalization                                        $12,532,789               $12,032,789        $28,520,860
                                                            ===========               ===========        ===========


(1) The actual, restructured and as adjusted amounts exclude the following outstanding securities as of November 10, 2000:

     - shares of convertible Class A Preferred Stock that are immediately convertible into 80,597 shares of common stock;

     - shares of our Class C Preferred Stock that are convertible after September 28, 2003 into the number of shares equal to $2,300,000 plus accrued but unpaid dividends, divided by 25% of the 20 day average trading price of the common stock immediately prior to conversion, which if converted, would result in the issuance of 11,586,901 shares of common stock;

     -    prepaid warrants exercisable into 2,822,732 shares of common stock;

     - other options and warrants to purchase an aggregate of 5,563,214 shares of our common stock at a weighted average exercise price of $1.29 per share;

5. The section entitled "SELLING SHAREHOLDERS" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

Holders of Series D Preferred Stock

     An aggregate of 2,145 shares of Series D Preferred Stock are held by HFTP Investment L.L.C., Fisher Capital Ltd. and Wingate Capital Ltd. pursuant to a securities purchase agreement dated March 28, 2000, as amended. The shares of common stock being offered by these selling shareholders are issuable:

     -    upon conversion of the Series D Preferred Stock, or
     - as dividends that accrued on the Series D Preferred Stock prior to November 10, 2000.

     We determined the number of shares of common stock to be offered for resale by the selling shareholders holding Series D Preferred Stock by agreement with them and in order to adequately cover the number of shares required. In accordance with the terms of a Registration Rights Agreement, this prospectus covers the resale of 175% of the number of shares of common stock issuable upon conversion of the Series D Preferred Stock, 175% of the number of shares of common stock issuable in lieu of cash dividends payable on the Series D Preferred Stock over its entire term and 175% of the number of shares of common stock issuable upon exercise of the related warrants which were exchanged pursuant to the Exchange, Redemption and Conversion Agreement. The number of shares currently registered pursuant to this prospectus is equal to 134% of the number of shares (i) issuable upon conversion of the outstanding Series D Preferred Stock; and (ii) issued on November 10, 2000 upon conversion of the Series D Preferred Stock pursuant to the Exchange Redemption of Conversion Agreement.

     See "Selling Shareholders--Material Terms of Series D Preferred Stock and Related Warrants--Registration Rights Agreement."


Zanett

     The common stock offered by this prospectus also includes up to

     - 4,437,870 shares of common stock issuable upon the conversion of $1,500,000 of prepaid common stock purchase warrants sold to Zanett Lombardier, Ltd. and/or its affiliates or designees in connection with a recent private placement,

     - 78,000 shares of common stock issuable upon the exercise of the incentive warrants issued in connection with the Zanett prepaid warrants, and

     - 39,000 shares of common stock issuable upon the exercise of incentive warrants issued to the placement agent and/or its designees in connection with the Zanett prepaid warrants.

Our calculation of the number of shares to be offered for resale in connection with the Zanett prepaid warrants is based on an exercise/conversion of $0.3454 per share, the amount obtained by multiplying a percentage, which decreases over time and is described in the warrants, by the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on the trading day immediately preceding November 10, 2000.

     In the case of the shares of common stock underlying the Zanett prepaid, incentive and placement agent warrants, there may be changes in the number of shares offered hereby due to changes in the exercise/conversion price of those warrants in accordance with the terms of the warrants. This calculation is not intended to constitute a prediction as to the number of shares of common stock into which these warrants will be exercised. Moreover, in the case of the shares of common stock underlying the Zanett prepaid warrants, the number of shares of common stock owned and offered for sale hereby represents a good faith estimate of the number of shares of common stock issuable upon conversion of or otherwise with respect to the Zanett prepaid warrants, based on an exercise/conversion price of $0.3454 per share, the applicable price as of November 10, 2000. Additionally, the exercise price of the Zanett incentive warrants will be adjusted upon the occurrence of certain events, including the issuance of securities that are convertible or exchangeable into our common stock at a conversion or exchange rate that is based on a discount of the market price of our common stock at the time of conversion or exercise.

TMP Interactive, Inc., Pennsylvania Merchant Group, Roseland II L.L.C. and Silicon Valley Bank

     The common stock offered by this prospectus also includes:

     - 3,000,000 shares of common stock issuable upon the exercise of warrants issued to TMP Interactive, Inc. in connection with a co-branded services arrangement we entered into with one of our subsidiaries and TMP Interactive, Inc. in May 2000;

     - 250,000 shares of common stock issuable upon the exercise of the warrant issued to Pennsylvania Merchant Group in connection with an investment banking arrangement we have with it;

     - 15,000 shares of common stock issuable upon the exercise of the warrant issued to Roseland II L.L.C. in connection with a leasing arrangement; and

     - 75,000 shares of common stock issuable upon the exercise of the warrant we issued to Silicon Valley Bank in connection with our line of credit.

          The following table sets forth:

     -    the name of each selling shareholder;

     - the number of shares of outstanding common stock beneficially owned by each selling shareholder as of November 10, 2000;

     - the aggregate number of shares of common stock that each selling shareholder may offer and sell for its account under this prospectus; and

     - to our knowledge and assuming that all of the shares of common stock offered under this prospectus are sold, the aggregate number of shares of common stock and the percentage of outstanding shares of common stock to be beneficially owned by each selling shareholder upon completion of the offering made under this prospectus.

          The second column of the table below lists, for each selling shareholder holding Series D Preferred Stock, the number of shares of common stock that are held or are issuable to those selling shareholders as of November 10, 2000, assuming conversion of all Series D Preferred Stock and Series E Preferred Stock and accrued dividends without regard to any limitations on conversions. With respect to each selling shareholder holding Zanett prepaid warrants, the second column lists the number of shares of common stock that are issuable to those selling shareholders as of November 10, 2000, assuming conversion of all prepaid warrants on that date. Because conversion of the Series E Preferred Stock is based on a formula that depends on the number of days that have elapsed since the last payment, if any, of accrued dividends to holders of Series E Preferred Stock and because conversion of the Zanett prepaid warrants is based on a formula that fluctuates with the trading price of our common stock and the length of time the warrants remain outstanding, the number of shares that will actually be issued upon conversion or exercise, as the case may be, may vary from the shares being offered by this prospectus. The third column lists each selling shareholder's portion of the shares of common stock being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by each selling shareholder.

     To our knowledge, except for the ownership of preferred stock and warrants and as otherwise indicated below, none of the selling shareholders has had within the past three years any position, office or other material relationship with us or any of our predecessors or affiliates. We are registering shares of our common stock in order to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                        Shares Beneficially
                                                                        Number of             Owned
                                                                         Shares          After offering (2)
Aame of Selling                     Number of Shares Beneficially        Offered        ------------------
Security Holder                       Owned Prior to Offering (1)        Hereby                 Number
---------------                     -----------------------------      ----------            ---------
HFTP Investment L.L.C. (3)                         3,905,337 (4)        2,552,435            2,170,553
Fisher Capital Ltd. (5)                            5,008,168 (6)        3,220,572            2,738,727
Wingate Capital Ltd (5)                            2,697,768 (7)        1,734,154            1,474,699
TMP Interactive, Inc.                              1,000,000 (8)        3,000,000 (9)                0
Zanett Lombardier, Ltd. (10)                       3,215,032 (11)       4,349,112              229,290
Zanett Lombardier Master Fund, LP                     76,440 (12)          76,400                    0
Pennsylvania Merchant Group                          175,000 (13)         250,000 (14)               0
Stephen Turner                                       290,746 (15)          34,882 (16)         255,864
J. Craig Jones                                       125,885 (17)          24,426 (16)         101,459

David McCarthy (10)                                   68,886 (18)         102,748                    0
Claudio Guazzoni (10)                                 56,870 (19)          12,431 (20)          44,439
Samuel Milbank (10)                                   17,732 (21)           8,288 (22)           9,444
Augie LaTorre (10)                                    27,233 (23)           5,850 (24)          21,383
Stephen McBryde                                       23,936                3,046 (16)          20,890
Timothy Shelton                                       23,936                3,046 (16)          20,890
William Bell                                          55,743                3,594 (16)          52,149
David Turner                                          18,643                2,882 (16)          15,761
Robert Gladstone                                      12,500 (25)          12,500 (25)               0
David Nussbaum                                        12,500 (25)          12,500 (25)               0
Roseland II L.L.C.                                    15,000 (26)          15,000 (26)               0
Silicon Valley Bank                                   75,000 (27)          75,000 (27)               0

---------------------------
* Less than one percent of the common stock outstanding.

(1) Unless otherwise indicated in this section of the prospectus, the selling shareholders have sole voting power and investment power with respect to all shares listed as owned by such selling shareholders. Under our amended Certificate of Incorporation, no selling shareholder holding Series D Preferred Stock and Series E Preferred Stock, may convert such securities to the extent the conversion (i) would cause its beneficial ownership of our common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the Series D Preferred Stock or the Series E Preferred Stock) to exceed 4.99% of the outstanding shares of our common stock on the date of conversion or (ii) would cause selling shareholder, together with its affiliates, to have acquired a number of shares of common stock during the 60 day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60 period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted. The number of shares in the second column do not reflect these limitations.

(2) Assumes that the selling shareholders sell all of the shares offered in this offering.

(3) Promethean Investment Group, LLC, a New York limited liability company, serves as investment advisor to HFTP Investment, L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(4) Includes up to 758,857 shares of common stock issuable upon conversion of the Series D Preferred Stock at a conversion price of $0.65625, 5,676 shares of common stock issuable upon conversion of dividends accrued on the Series D Preferred Stock through November 10, 2000, 2,170,213 shares of common stock issuable upon conversion of the Series E Preferred Stock at a conversion price of $0.47, 970,591 shares of common stock held by the selling stockholders of common stock.

(5) Citadel Limited Partnership is the trading manager of each of Fisher Capital Ltd. and Wingate Capital Ltd. and consequently has voting control and investment discretion over securities held by Citadel, Fisher and Wingate. Kenneth C. Griffin indirectly controls Citadel. The ownership information for each of Citadel, Fisher and Wingate does not include ownership information for any of the others. Citadel, Kenneth C. Griffin and each of Citadel, Fisher and

Wingate disclaims ownership of the shares held by any of the others. Neither Fisher nor Wingate is a registered broker-dealer. Each of Fisher and Wingate, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(6) Includes 1,630,476 shares of common stock issuable upon conversion of the Series D Preferred Stock at a conversion price of $0.65625, 12,195 shares of common stock issuable upon conversion of dividends accrued on the Series D Preferred Stock through November 10, 2000, 2,738,298 shares of common stock issuable upon conversion of the Series E Preferred Stock at a conversion price of $0.47 and 627,198 shares of common stock held by the selling stockholders.

(7) Includes 879,238 shares of common stock issuable upon conversion of the Series D Preferred Stock at a conversion price of $0.65625, 6,576 shares of common stock issuable upon conversion of dividends accrued through November 10, 2000, 1,474,468 shares of common stock issuable upon conversion of the Series E Preferred Stock at a conversion price of $0.47 and 337,485 shares of common stock held by the selling stockholders.

(8) Shares beneficially owned consist of 2,000,000 shares of common stock issuable upon the exercise of a TMP warrant (at an exercise price of $9.00, subject to certain adjustments as stated therein), which expires May 2, 2003 and is not presently exercisable except under conditions as set forth in the warrant.

(9) Consists of those shares discussed in footnote 8 above and 1,000,000 shares of common stock issuable upon the exercise of a TMP warrant (at an exercise price of $6.00, subject to certain adjustments as stated therein), which expires May 2, 2003 and is currently exercisable.

(10) Under the terms of the prepaid, incentive and placement agent warrants issued to Zanett and/or its affiliates or designees and except under certain circumstances, none of the selling shareholders is entitled to exercise those warrants to the extent that exercise would cause the selling shareholder to beneficially own more than 4.99% of the total outstanding common stock of the Company, excluding for purposes of such determination shares of common stock issuable upon exercise of warrants which have not been exercised. The number of shares in the second column does not reflect this limitation.

(11) Shares beneficially owned consist of 2,766,277 shares of common stock issuable upon the exercise of the Zanett prepaid warrants, based on an exercise price of $0.5314 and 448,755 shares of common stock issuable upon the exercise of prepaid warrants issued in April, 1998, based on an exercise price of $0.3454. Pursuant to the terms of the prepaid warrants issued in April, 1998, the selling shareholder has the right to purchase shares of common stock at an exercise price equal to the lower of (A) $1.47 and (B) the amount obtained by multiplying 65% by the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on the trading day immediately preceding the date of determination or exercise.

(12) Shares beneficially owned consist of 76,440 shares of common stock issuable upon the exercise of the Zanett incentive warrants, which expire March 22, 2005.

(13) Shares beneficially owned consist of shares of common stock issuable upon the exercise of the PMG warrant, which expires October 21, 2004. Currently, the PMG warrant is exercisable for 175,000 shares of common stock.

(14) Consists of those shares discussed in footnote 13 above and 75,000 shares of common stock issuable upon exercise of the PMG warrant after October 21, 2000 if the conditions described in the warrant are met.

(15) Includes 8,333 shares of common stock issuable upon the exercise of employee stock options.

(16) Includes shares of common stock issued in February 2000 pursuant to the supplement of the Agreement of Merger between one of our subsidiaries and the shareholders of Automated Business Systems of North Carolina, Inc. and Kellar Technology Group.

(17) Includes 16,666 shares of common stock issuable upon the exercise of employee stock options.

(18) Consists of 56,455 shares of common stock issuable upon the exercise of the Zanett prepaid warrants, based on an exercise price of $0.5314, 1,560 shares of common stock issuable upon the exercise of the Zanett incentive warrants and 12,431 shares of common stock issuable upon the exercise of the Zanett placement agent warrants.

(19) Shares beneficially owned consist of those discussed in footnote 20 below, 27,483 shares of common stock issuable upon the exercise of other incentive warrants issued in connection with various private placements and 16,956 shares of common stock.

(20) Shares to be sold in this offering consist of 12,431 shares of common stock issuable upon the exercise of the Zanett placement agent warrants, which expire March 22, 2005.

(21) Shares beneficially owned consist of those discussed in footnote 22 below and 9,444 shares of common stock issuable upon the exercise of other incentive warrants issued in connection with the private placement in April 1998.

(22) Shares to be sold in this offering consist of 8,288 shares of common stock issuable upon the exercise of the Zanett placement agent warrants, which expire March 22, 2005.

(23) Shares beneficially owned consist of those discussed in footnote 24 below and 21,383 shares of common stock.

(24) Shares to be sold in this offering include 5,850 shares of common stock issuable upon the exercise of the Zanett placement agent warrants, which expire March 22, 2005.

(25) Consists of shares of common stock issued to the selling shareholder in December 1999. These shares were issued upon exercise of certain restricted warrants, which were originally issued in 1996 to certain Class A preferred shareholders and subsequently transferred to the selling shareholder.

(26) Consists of 15,000 shares of common stock issuable upon exercise of the Roseland II L.L.C. warrant at an exercise price of $7.72.

(27) Consists of 75,000 shares of common stock issuable upon exercise of the Silicon Valley Bank warrant at an exercise price of $6.00.

Material Terms of Series D Preferred Stock and Related Warrants
Securities Purchase Agreement, as amended, for Series D Preferred Stock

     On March 28, 2000, we entered into a Securities Purchase Agreement, which was subsequently amended, with certain of the selling shareholders pursuant to which we sold 10,000 shares of our Series D Preferred Stock for an aggregate purchase price of $10,000,000. In addition, as further consideration for this purchase, we entered into warrant agreements with the purchasers of our Series D Preferred Stock pursuant to which we issued warrants to purchase up to an aggregate of 1,165,644 shares of our common stock. These warrants were exercisable for a period of three years. The net proceeds of the offering, after expenses, were approximately $9.5 million.

     On November 10, 2000, we entered into an Exchange, Redemption and Conversion Agreement with the holders of the Series D Preferred Stock. Pursuant to such agreement, the holders of the Series D Preferred Stock received 3,000 shares of our Series E Preferred Stock in exchange for 6,177 shares of Series D Preferred Stock and all of the outstanding related warrants. Additionally, pursuant to the Exchange, Redemption and Conversion Agreement, we redeemed from the holders of Series D Preferred Stock, 500 shares of their Series D Preferred Stock for a cash payment of $500,000. As part of the Exchange, Redemption and Conversion Agreement the Company sold to the holders of the Series D Preferred Stock 1,000 shares of the Company's common stock at a price of $0.65625 per share.

     The rights of the holders of our Series D Preferred Stock are set forth in our amended Certificate of Incorporation and are summarized under "Description of Securities--Series D Preferred Stock."

     The securities purchase agreement, as amended, provides the holders of our Series D Preferred Stock with a call option to purchase an aggregate of 5,000 additional shares of the Series D Preferred Stock and related warrants. This call option was triggered on October 31, 2000.Pursuant to the Exchange, Redemption and Conversion Agreement, the holders of the Series D Preferred Stock have agreed to waive any call rights or options.

Warrant Agreements

     Pursuant to the Exchange, Redemption and Conversion Agreement, we have redeemed all outstanding warrants issued in connection with the sale of the Series D Preferred Stock.

Limitation on Conversion of Series D Preferred Stock

     No holder of shares of the Series D Preferred Stock may convert its shares if the conversion (i) would make the holder the beneficial owner of more than 4.99% of our then outstanding common stock excluding for purposes of this determination shares of common stock issuable upon conversion of Series D Preferred Stock or Series E Preferred Stock which have not been converted or
(ii) would cause selling shareholder, together with its affiliates, to have acquired a number of shares of common stock during the 60 day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60 period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted.

Registration Rights Agreement

     We have entered into a registration rights agreement with the holders of the Series D Preferred Stock pursuant to which we agreed to prepare and file a registration statement within 120 days of the closing of the sale of the Series D Preferred Stock. The registration statement must register for resale at least 175% of the number of shares of common stock issuable upon conversion and/or exercise of the Series D Preferred Stock and warrants. Subject to the terms of the registration rights agreement, we will pay all reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registration, filing or qualification of the common stock underlying the Series D Preferred Stock and warrants, including listing, accounting, printing and attorney's fees. We filed such a registration statement on May 22, 2000, 2000, which became effective.

Placement Agent

     The placement agent for the sale of the Series D Preferred Stock was J.C. Bradford & Co., LLC. Under the terms of the placement agreement, J.C. Bradford acted as our exclusive agent in connection with the financing transaction, contacted and solicited interest from investors who purchased Series D Preferred Stock and assisted in the negotiation of the structure of the transaction. J.C. Bradford received a placement fee equal to 5% of the funds raised, or $500,000.

Material Terms of Series E Preferred Stock And Related Matters
Exchange, Redemption and Conversion Agreement for Series E Preferred Stock

     Pursuant to the Exchange, Redemption and Conversion Agreement, we issued 3,000 shares of Series E Preferred Stock in exchange for 6,177 shares of Series D Preferred Stock and all related warrants exercisable held by the Selling Shareholders.

     The rights of the holders of our Series E Preferred Stock are set forth in our Amended Certificate of Incorporation and are summarized under "Description of Securities--Series E Preferred Stock."

     We may, at our option, redeem the Series E Preferred Stock, subject to certain conditions contained in the Exchange, Redemption and Conversion Agreement and our Amended Certificate of Incorporation at an price of $1,000 per share on or before April 30, 2001, provided that we redeem at least 1,500 shares of Series E Preferred Stock on or before January 31, 2001. In the event we do not make these redemptions, such failure will allow the holders of the Series D Preferred Stock to convert to Series E Preferred Stock prior to April 30, 2001.

Limitation on Conversion of Series E Preferred Stock

     No holder of shares of the Series E Preferred Stock may convert its shares if the conversion (i) would make the holder the beneficial owner of more than 4.99% of our then outstanding common stock excluding for purposes of this determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted or (ii) would cause selling shareholder, together with its affiliates, to have acquired a number of shares of common stock during the 60 day period on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60 period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted.

Registration Rights Agreement

     We have entered into a registration rights agreement with the holders of the Series E Preferred Stock pursuant to which we agreed to prepare and file a registration statement within 90 days of the closing of the sale of the Series E Preferred Stock. The registration statement must register for resale at least 100% of the number of shares of common stock issuable upon conversion of the Series E Preferred Stock. Subject to the terms of the registration rights agreement, we will pay all reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registration, filing or qualification of the common stock underlying the Series E Preferred Stock, including listing, accounting, printing and attorney's fees.

     If we do not file these registration statements within 20 days of the issuance of the Series E Preferred Stock, or the SEC does not declare it effective within 90 days of the issuance of the Series E Preferred Stock, we will have to pay a cash penalty to the holders of the Series E Preferred Stock.

Placement Agent

     We did not retain a placement agent in connection with the issuance of the Series C Preferred Stock.

Material Terms of Warrants Issued to Zanett
Prepaid Warrants

     In connection with a recent private placement, we issued to Zanett Lombardier Ltd. and/or its affiliates or designees prepaid common stock purchase warrants to purchase an aggregate number of shares of common stock equal to $1,500,000 divided by the lower of

     .    $10, or

     . the amount obtained by multiplying the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on the trading day immediately preceding the date of determination or exercise by 0.75 or 0.65, depending on how long the warrants have been outstanding.

     These prepaid warrants are exercisable at any time. No holder of the prepaid warrants may exercise the warrants if exercise would result in the holder becoming the beneficial owner of more than 4.99% of our then outstanding common stock. We are not obligated to issue any shares of common stock upon exercise of any prepaid warrants if as a result of exercise, the aggregate number of shares of common stock issued upon exercise of the prepaid warrants would equal or exceed 20% of the amount of our common stock outstanding on the date the prepaid warrants were exercised.

     There are some events of default under the prepaid warrants, including:

     . our failure to deliver shares of common stock upon a proper request to exercise the warrants under the terms of the prepaid warrant agreements,

     . our failure to file and have declared effective registration statements covering the resale of the common stock issued on exercise of the prepaid warrants required under a registration rights agreement we have entered into with the holders of the prepaid warrants,

     .    the sale of substantially all of our assets, or

     . the consummation of certain other transactions resulting in a change in control of Netplex.

     We will be required to pay cash penalties to the holders of the prepaid warrants if an event of default occurs.

     Additionally, the exercise price of the prepaid warrants will be adjusted upon the occurrence of certain events, including:

     .    stock splits,

     . payment of stock dividends or other distributions to the holders of our common stock, and

     . the issuance of securities that are convertible or exchangeable into our common stock at a conversion or exchange rate that is based on a discount of the market price of our common stock at the time of conversion or exercise.

     If the market value of our common stock decreases and the warrants remain outstanding until October 19, 2000, the number of shares of common stock to be issued upon exercise of these prepaid warrants could increase significantly and result in significant dilution in your ownership interest.

Incentive and Placement Agent Warrants

     We also issued to Zanett Lombardier Ltd. and/or its affiliates or designees incentive warrants to purchase up to 78,000 shares of our common stock in connection with the issuance of the prepaid warrants and placement agent warrants to The Zanett Securities Corporation to purchase up to 39,000 shares of our common stock in consideration for its services as the placement agent in the private placement. The incentive and placement agent warrants are exercisable for a period of five years after their issuance at an exercise price of $13.875 per share and $10.00 per share, respectively.

     The exercise price of the incentive and placement agent warrants will be adjusted upon the occurrence of certain events, including:

     -    stock splits,

     - payment of stock dividends or other distributions to the holders of our common stock, and

     - the issuance of securities that are convertible or exchangeable into our common stock at a conversion or exchange rate that is based on a discount of the market price of our common stock at the time of conversion or exercise. It is probable that the issuance of the Series E Preferred Stock will be considered an issuance of a security convertible at less than the market price of our common stock. Accordingly, the number of shares subject to the warrant and exercise price of the incentive warrants are likely to be adjusted.

     Under the terms of our placement agency agreement with Zanett Securities Corporation, we paid Zanett approximately $182,000 as a placement fee, as well as the placement agent warrants, for assisting us, on a best efforts basis, in finding qualified investors to participate in the private placement.

Registration Rights Agreement

     We have entered into a registration rights agreement with the holders of the prepaid, incentive and placement agent warrants pursuant to which we agreed to prepare and file a registration statement. The registration statement must register for resale at least 200% of the number of shares of common stock issuable upon exercise of the prepaid warrants and at least 100% of the number of shares of common stock issuable upon exercise of the incentive and placement agent warrants. Subject to the terms of the registration rights agreement, we will pay all reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registration, filing or qualification of the common stock underlying the warrants, including listing, accounting, printing and attorney's fees.

     If we do not file these registration statements, or the SEC does not declare them effective, within 105 days of the closing of the sale of the prepaid, incentive and placement agent warrants, we will have to pay a cash penalty to the holders of the prepaid, incentive and placement agent warrants.

     This registration was filed with the SEC on May 22, 2000 and declared effective.

Dilution Upon Certain Decreases in Our Stock Price

     The following table illustrates the effect that a 25%, 50% and 75% decline in the price of our common stock, as determined on November 10, 2000, would have on the number of shares of common stock issuable upon conversion of our outstanding Class C Preferred Stock and the prepaid common stock purchase warrants being registered in connection with this prospectus.

     The numbers in this table are not intended to constitute a prediction as to the number of shares of common stock into which the outstanding Class C Preferred Stock Preferred Stock may be converted and into which the outstanding prepaid warrants may be exercised. The number of shares of common stock to be issued upon the conversion of the Class C Preferred Stock and the exercise of and prepaid warrants is dependent on a number of variables that are different for each security and that we cannot know at this time, including the future price of our common stock, the time at which the preferred stock or warrants are converted or exercised, and our failure to take certain actions in the future. As a result, rather than a prediction, the numbers in the table below are intended solely to illustrate the impact that decreases in the market value of our common stock may have on the number of shares of common stock to be issued upon the conversion of the Class C Preferred Stock the and the exercise of the prepaid warrants, assuming that all other factors remain constant.

                                  Shares of
                                  Common Stock
                                  Issuable on       Shares of Common
                                  Conversion of     Stock Issuable
                                  Class C           on Exercise of
                                  Preferred Stock   Prepaid Warrants     Total

      Price determined as of
      November 10, 2000             11,586,902         5,610,342      17,197,244

      25% decline in the
      price determined as of
      November 10, 2000             15,446,608         7,206,292      22,652,900

      50% decline in the
      price determined as of
      November 10, 2000             23,162,135        10,401,888      33,564,023

      75% decline in the
      price determined as of
      November 10, 2000             46,370,968        19,973,888      66,344,856


     In addition to the factors identified above, this table is subject to the following:

     - We issued to Zanett Lombardier Ltd. and/or its affiliates or designees prepaid common stock purchase warrants to purchase an aggregate number of shares of common stock equal to $1,500,000 divided by the lower of
          (A) $10 or (B) the amount obtained by multiplying the average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on the trading day immediately preceding the date of determination or exercise by 0.65, which number is subject to reduction at certain times in the future. The average of the 5 lowest closing bid prices for the common stock during the 20 consecutive trading day period ending on November 10, 2000 was $0.3454 per share. Decreases of 25%, 50% and 75% in this average price would result in average prices of $0.2591, $0.1727 and $0864 per share, respectively.

Material Terms of Warrants Issued to TMP

Co-branded Services Agreement

     We have issued warrants to purchase up to 3,000,000 shares of common stock to TMP Interactive, Inc. in connection with a co-branded services arrangement one of our subsidiaries and TMP Interactive, Inc. entered into in May 2000. Under the terms of this two-year arrangement with TMP Interactive, Inc., the parent of TMP Worldwide, Inc., whose global online career site and flagship brand is Monster.com, Contractors Resources MyBizOffice service is now a co-branded component of the Monster Talent Market, an online auction-style marketplace for independent professionals. For additional information regarding MyBizOffice, see "Business." Contractors Resources will create and host a co-branded website which may be accessed from the Monster Talent Market and Monster.com. As a result of this co-branded website, MyBizOffice will be positioned within the Monster Talent Market as the primary provider of e-office services and the Monster Talent Market will be positioned within mybizoffice.com as the primary provider of online career information, project search tools, resume and profile building and search tools, and project listing and resume data for contract talent. We agreed to guarantee Contractors Resources' obligations under the agreement. However, this guarantee obligation, as well as any other of our obligations under the agreement, terminate upon the initial public offering of the Contractors Resources' securities.

Warrant Agreements

     The warrants we issued to TMP Interactive, Inc. in connection with the co-branded services arrangement are exercisable for a period of three years after the date they were issued. The exercise price for the warrants to purchase up to 2,000,000 shares of common stock is $9.00 per share. The exercise price for the remaining warrants to purchase up to 1,000,000 shares of common stock is $6.00 per share.

     The exercise price of these warrants will be adjusted upon the occurrence of certain events, including stock splits, payment of stock dividends or other distributions to the holders of our common stock, and the reclassification of our common stock or recapitalization.

     The warrants that we issued to TMP Interactive provide the holders with the right to have the shares of common stock issuable upon exercise of the warrants included in certain registration statements we file. Also, the holders of 25% or more of the warrants may request on one occasion that we file a registration statement covering the shares of common stock issuable upon the exercise of their warrants. In lieu of effecting these registrations, we may purchase the securities that are requested to be registered at a price per share equal to the difference between 95% of the last sales price of the common stock on the day the request for registration is made and the exercise price then in effect. Subject to the terms of the warrant, we will pay all reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registration, filing or qualification of the common stock underlying the warrants, including listing, accounting, printing and attorney's fees.

Material Terms of Warrants Issued to Pennsylvania Merchant Group

     The common stock offered by this prospectus also includes 250,000 shares of common stock issuable upon the exercise of the warrant issued to Pennsylvania Merchant Group ("PMG") in connection with an investment banking arrangement we have with it. Under the terms of a letter agreement with PMG, PMG will provide us with:

     - strategic and financial advisory services, including planning strategy, analyzing various financial data and markets, advising us on potential strategic alliances and capital requirements, and

     - assisting our management team on ways to enhance corporate and shareholder value;

     - banking services, including advising us on the timing and structure of any proposed financing transactions or capital raising alternatives, including public and private issues or equity or debt; and

     - merger and acquisition services, including advising and assisting us in determining one or more acquisition or strategic partnering strategies and tactics and in identifying, evaluating, negotiating, and structuring proposed acquisitions of, investments by, or strategic partnerships with, related companies with complementary businesses and/or technology.

     In addition to the warrants, the one-year arrangement, which is subject to optional renewal in our sole discretion, requires us to pay PMG a monthly retainer of $5,000 and issue the warrant for 250,000 shares of our common stock, at an exercise price of $3.00 per share. Of the 250,000 shares subject to this warrant, 175,000 vested as of October 21, 1999 and the remaining 75,000 vest after one year, if we extend the arrangement. The terms of the warrant require that, upon PMG's request, we register the shares underlying the warrant with any subsequent registration statement we file during the period the warrant is exercisable for our common stock. We have agreed to register for resale all shares of common stock underlying the warrant with this prospectus in accordance with the registration rights granted to PMG.

Material Terms of Warrant Issued to Roseland II L.L.C.

     The warrant exercisable for up to 15,000 shares of common stock that we issued to Roseland II L.L.C. in connection with our leasing arrangements is exercisable for a period of five years after the date the warrant was issued. The exercise price for the warrant is $7.72 per share.

The exercise price of this warrant will be adjusted upon the occurrence of certain events, including stock splits, payment of stock dividends or other distributions to the holders of our common stock, and the reclassification of our common stock or recapitalization. The warrant provides Roseland II L.L.C. with the right to have the shares of common stock issuable upon exercise of the warrants included in certain registration statements we file.

Material Terms of Warrant issued to Silicon Valley Bank

     The warrant exercisable for up to 75,000 shares of common stock that we issued to Silicon Valley Bank in connection with our line of credit is exercisable for a period of five years after the date it was issued. The exercise price for the warrant is $6.00 per share. The exercise price of this warrant will be adjusted upon the occurrence of certain events, including stock splits, payment of stock dividends or other distributions to the holders of our common stock, and the reclassification of our common stock or recapitalization. A registration rights agreement we entered into in connection with the warrant provides Silicon Valley Bank with the right to have the shares of common stock issuable upon exercise of the warrant included in certain registration statements we file. Subject to the terms of the registration rights agreement, we will pay all reasonable expenses, other than underwriting fees, discounts and commissions, incurred in connection with the registration, filing or qualification of the common stock underlying the warrants, including listing, accounting, printing and attorney's fees. An antidilution agreement we entered into in connection with the warrant provides that, subject to certain exceptions, if we issue common stock or securities that can be exchanged or converted into common stock at a price less than the exercise price then in effect for the warrants after the date of the warrant, then the number of shares issuable upon the exercise of the warrant shall be increased proportionally based upon the amount by which the lower price is less than the current exercise price of the warrant.

6. The section entitled "DESCRIPTION OF SECURITIES" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

                            DESCRIPTION OF SECURITIES

     As of November 10, 2000, our authorized capital stock consisted of:

     - 100,000,000 shares of common stock, par value $0.001 per share, of which 18,493,975 shares (not including 1,809,473 shares of our common stock issued to the holders of the Series D Preferred Stock on November 10, 2000 pursuant to the Exchange, Redemption and Conversion Agreement) were issued and outstanding, 5,028,205 shares were reserved for issuance pursuant to our stock option and purchase plans and 7,875,690 shares were issuable and reserved for issuance pursuant to securities (other than shares reserved for issuance pursuant to the Company's stock option and purchase plans) exercisable or exchangeable for, or convertible into, shares of common stock, and

     - 6,000,000 shares of preferred stock, par value $0.01 per share, of which 1,904,438 shares have been designated as Class A Preferred Stock of which 80,597 shares were issued and outstanding; 1,500,000 shares have been designated Class B Preferred Stock of which no shares were issued and outstanding; 1,500,000 shares have been designated Class C Preferred Stock of which 1,500,000 shares were issued and outstanding; 15,000 shares have been designated Series D Preferred Stock of which 2,145 shares were issued and outstanding; and 3,000 shares have been designated Series E Preferred Stock of which 3,000 shares were issued and outstanding.

     The descriptions below of the terms of the common stock, preferred stock and the related warrants are summaries of the material terms only and do not purport to be complete. The descriptions below are subject to and qualified by the detailed provisions of our amended Certificate of Incorporation and Bylaws, all of which have been filed with the SEC and are incorporated into this prospectus by reference and by applicable law.

Common Stock

     The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

Preferred Stock

     In addition to the Series D Preferred Stock and the Series E Preferred Stock, we have the authority to issue 4,414,258 additional shares of preferred stock in one or more series and to fix the designations, relative powers, preferences, and rights and the qualifications, limitations or restrictions of all shares of each series, including dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each series, without any further vote or action by the shareholders.

     The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of Netplex without further action by the shareholders.

Class A Preferred Stock

General

     We have designated 1,904,438 shares of our preferred stock as Class A Preferred Stock. For each share of Class A Preferred Stock issued, the shareholder also received a warrant to purchase one share of our common stock at an exercise price of $2.50 per share. Each warrant became exercisable on March 19, 1997 and expires on September 19, 2001. We have the right to call the warrants at a redemption price of $0.01 per share upon:

     .    registration of the shares underlying the warrant, or

     . 30 days written notice given at any time upon the common stock attaining a trading price of at least $5.00 per share and sustaining that price for 20 trading days.

Dividends

     Each share of Class A Preferred Stock shall receive a cumulative dividend of 10% per year, payable in cash or additional shares of Class A Preferred Stock.

Liquidation Preference

     The Class A Preferred Stock shall rank senior to all classes and series of our capital stock now or hereafter authorized, issued, or outstanding. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control of Netplex, the holders of Class A Preferred Stock shall receive the greater of:

     . $4.00 per share of Class A Preferred Stock, plus any accrued but unpaid dividends, or

     . the amount the holders of Class A Preferred Stock would have received if they had converted their preferred stock into common stock, plus any accrued but unpaid dividends.

Voting Rights

     The holders of Class A Preferred Stock are not entitled to vote on any matter except as required by law.

Conversion

     The holders of the Class A Preferred Stock have the right, at any time, to convert each share of Class A Preferred Stock into one share of common stock, plus any accrued but unpaid dividends payable in cash or the Class A Preferred Stock.

Redemption

     Upon the effectiveness of a registration statement that registers the common stock underlying the Class A Preferred Stock, we may redeem the Class A Preferred Stock for $2.00 plus any accrued but unpaid dividends. Additionally, we may redeem the Class A Preferred Stock upon 30 days written notice at any time after September 19, 2000 if:

     . the last sale price of the common stock has been at least $5.00 per share on all 20 of the trading days ending on the third date prior to the date on which written notice of redemption is given, or

     . the last sale price of the common stock has been at least 20 percentage points higher than the prior year's price as the prior year's price relates to $2.50 per share (i.e., 220% of $2.50 in the fifth year, 240% of $2.50 in the sixth year, etc.) on all 20 which notice of redemption is given.

Class B Preferred Stock

     In October 1998, we issued 643,770 shares of Class B Preferred Stock. Each share of Class B Preferred Stock is immediately convertible into one share of common stock. No dividends are payable on Class B Preferred Stock. There are no shares of Class B Preferred Stock currently outstanding.

Class C Preferred Stock

General

     We have designated 1,500,000 shares of preferred stock as Class C Preferred Stock. The holders of the Class C Preferred Stock have received warrants to purchase 150,000 shares of common stock at $1.375 per share. In addition, we are required to issue warrants to purchase 100,000 additional shares of common stock for each 18 month period the Class C Preferred Stock is outstanding, up to a total of 400,000 additional shares of common stock. The warrants have a 10-year term and are immediately exercisable.

Dividends

     Each share of the Class C Preferred Stock earns cumulative dividends at 9.99% per year, payable in cash. The dividend rate increases to 15% per year once the Class A Preferred Stock is no longer issued and outstanding.

Liquidation Preference

     The Class C Preferred Stock shall rank senior to the common stock and shall rank junior to the Class A Preferred Stock with respect to dividend rights or rights on liquidation, winding up, dissolution, or change in control. In the event of any voluntary or involuntary liquidation, dissolution, winding up, or change in control, the holders of the Class C Preferred Stock shall receive, before the holders of any securities junior to the Class C Preferred Stock, the greater of:

     . $3.99 per share of Class C Preferred Stock, plus any accrued but unpaid dividends, or

     . the amount the holders of Class C Preferred Stock would have received if they had converted their preferred stock into common stock, plus any accrued but unpaid dividends.

Voting Rights

     The holders of the Class C Preferred Stock are not entitled to vote on any matter except as required by law.

Conversion

     The Class C Preferred Stock is convertible at any time after the earlier of a change in control of Netplex or five years from the date of issuance and is redeemable at our option at any time within the first five years. The number of shares into which the Class C Preferred Stock is convertible is equal to $2,300,000 plus accrued unpaid dividends divided by 25% of the 20 day average trading price of our common stock immediately prior to conversion.

     To the extent that our stock price decreases and we do not exercise our right of redemption prior to conversion, the number of shares of our common stock to be issued upon conversion of our Class C Preferred Stock could increase significantly; the issuance of additional shares of common stock could substantially dilute your ownership interest and depress the price of our common stock. The conversion of the Class C Preferred Stock into common stock may result in the sale of a significant number of shares of common stock into the market; these sales could decrease the price of our common stock. Additionally, the perceived risk of dilution from conversion of the Class C Preferred Stock may cause other shareholders to sell their shares before conversion or encourage short sales of our common stock; those sales could also place further downward pressure on the price of our common stock.

Redemption

     We may redeem the Class C Preferred Stock at any time prior to or on September 28, 2003 at an aggregate amount equal to $2,300,000 plus any accrued but unpaid dividends.

Series D Preferred Stock

General

     We have designated 15,000 shares of our preferred stock as Series D Preferred Stock. As of November 10, 2000, 2,145 shares of Series D Preferred Stock are issued and outstanding.

Dividends

     Commencing November 10, 2000, the holders of the Series D Preferred Stock have waived the continued accrual or payment of dividends on that stock commencing November 10, 2000. Prior to such date the Series D Preferred Stock earned a cumulative dividend at a rate of 7% per year which was payable quarterly, beginning on the first day of the calendar quarter subsequent to the date of issuance. Subject to the terms of our amended Certificate of Incorporation, we were permitted to pay the dividends in cash or shares of our common stock, and prior to November 10, 2000, a total of 190,608 shares of Common Stock were issued as dividends thereunder.

Liquidation Preference

     In the event of our liquidation, the holders of the Series D Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of any of our capital stock of any class junior in rank to the Series D Preferred Stock. The liquidation preference is equal to the amount originally paid for the shares of Series D Preferred Stock, or $1,000 per share, plus an additional amount equal to a 7% annual return on the amount originally paid for the shares of Series D Preferred Stock plus any unpaid dividends and any unpaid default interest.

Voting Rights

     The holders of the Series D Preferred Stock are not entitled to vote on any matter except as required by law, except that the consent of holders of at least two-thirds of the outstanding shares of Series D Preferred Stock will be required to effect any change in our amended Certificate of Incorporation that would change any of the rights of the shares of Series D Preferred Stock.

Conversion

     The Series D Preferred Stock is convertible, at a conversion price of $0.65625 per share, into shares of common stock at the option of the holder thereof at any time from the date of issuance. Pursuant to the Exchange Conversion and Redemption Agreement, the holders of the Series D Preferred Stock are required to convert all of their remaining shares of Series D Preferred Stock on or before March 28, 2002, subject to certain limitations to conversion described below. The number of shares of common stock to be issued upon a conversion of a share of Series D Preferred Stock is determined by dividing the sum of $1,000 (the amount paid for the share), plus accrued and unpaid dividends ($7.479 as of November 10, 2000) plus any unpaid default interest by $0.65625.

     If we fail to deliver shares of common stock after being requested by a holder of the Series D Preferred Stock to convert its shares to common stock, then will be subject to certain cash penalties after 5 business days from our receipt of the request:

     .    after 12 business days from our receipt of the request,

          . if the holder exercises its right to void the conversion request, the conversion price will be reduced to the lesser of the conversion price then in effect or the lowest closing sale price of our common stock during the period beginning on the date the holder requested conversion and ending on the date the conversion request was voided; and

          . the holder that made the request will be entitled to require us to redeem its shares of Series D Preferred Stock.

     Also, if we issue certain options or convertible securities that are convertible into or exchangeable or exercisable for common stock at a price that varies based on the market price of our common stock, then the holders of the Series D Preferred Stock may elect to substitute the variable price of these options or convertible securities for the conversion price then in effect when they elect to convert their shares of Series D Preferred Stock.

     The conversion of the outstanding Series D Preferred Stock at the fixed conversion price of $0.65625 will result in the issuance of 3,293,018 shares of common stock.

     No holder of shares of the Series D Preferred Stock may convert its shares if the conversion (i) would make the holder the beneficial owner of more than 4.99% of our then outstanding common stock, excluding shares deemed beneficially owned through ownership of unconverted shares of the Series D Preferred Stock and Series E Preferred Stock or (ii) would cause selling shareholder, together with its affiliates, to have acquired a number of shares of common stock during the 60 day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60 period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted. Although, originally we were not obligated to issue any shares of common stock if as a result of the issuance the aggregate number of shares of common stock issued upon conversion of the Series D Preferred Stock and exercise of the related warrants would equal or exceed 20% of the amount of our common stock outstanding on March 29, 2000, this limitation is no longer applicable because we obtained shareholder approval as required by the applicable rules of the Nasdaq SmallCap Market for such an issuance. As a result of this approval, there is no limit on the amount of shares that can be issued upon conversion of the Series D Preferred Stock.

Mandatory Conversion

     Pursuant to the Exchange, Redemption and Conversion Agreement, the holders of our Series D Preferred Stock are obligated to convert all of their shares of Series D Preferred Stock in to our common stock on or before March 29, 2002. Accordingly, on November 10, 2000, such shareholders converted 1,178 shares of Series D Preferred Stock into 1,808,473 shares of common stock. Subject to the 4.99% limitation and the 9.99% limitation discussed above and other conditions contained in the Exchange, Redemption and Conversion Agreement, the holders of the Series D Preferred Stock shall from time to time convert their remaining 2,145 shares into common stock.

Redemption

Beginning on March 29, 2002, subject to extension in certain circumstances, we can redeem the outstanding Series D Preferred Stock that we issued on March 29, 2000 for the price originally paid for the shares plus an additional amount equal to a 7% annual return on the amount originally paid for the shares of Series D Preferred Stock plus unpaid default interest. If we do not redeem all of these shares of Series D Preferred Stock by June 3, 2002, we will be required to convert the shares that we do not redeem into the number of shares of common stock determined by dividing the sum of $1,000 plus an additional amount equal to a 7% annual return on the amount originally paid for the shares of Series D Preferred Stock plus unpaid default interest by the applicable conversion price. The applicable conversion price at the time of the conversion will be 95% of the dollar volume-weighted average price of the common stock on June 3, 2002. During the period beginning on and including April 2, 2002 and ending on and including June 3, 2002, the holders of the shares of common stock issued upon the conversion of the Series D Preferred Stock will be limited in the amount of the shares that they may sell.

Upon the occurrence of the trigger events listed below, the holders of Series D Preferred Stock have the right to require us to redeem all or a portion of their Series D Preferred Stock at a redemption price per preferred share equal to the greater of:

     . 125% of the price paid for such share of Series D Preferred Stock plus unpaid dividends and unpaid default interest; or

     . The relative percentage that the average closing sales price of the common stock on the date immediately preceding such trigger event bears to the applicable conversion price in effect at such time the holders give notice of their election to redeem upon the occurrence of a triggering event of the price paid for such share of Series D Preferred stock plus any unpaid dividends and any unpaid default interest.

The events that will entitle the holders of the Series D Preferred Stock to exercise these redemption rights are the failure by us to deliver shares of common stock upon conversion of the Series D Preferred Stock and the occurrence of any of the following trigger events:

     . the effectiveness of a registration statement we are required to file under the terms of the registration rights agreement lapses for any reason or is unavailable to the holders of the Series D Preferred Stock (excluding such unavailability imposed by the Securities and Exchange Commission and not at our request) and such lapse or unavailability continues for a period of five consecutive trading days or for more than an aggregate of 10 trading days in any 365-day period;

     . our common stock is suspended or delisted from trading on the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange, the New York Stock Exchange or the bulletin board over-the-counter market (as operated by NASD) for a period of at least five consecutive trading days or for more than 10 trading days in any 365-day period;

     . we give notice to any holder of Series D Preferred Stock of our intent not to comply with a request for conversion tendered in accordance with the terms of the Series D Preferred Stock;

     . we fail to issue shares of common stock to any holder of the Series D Preferred Stock prior to the 12th business day after the holder requests such conversion;

We are informed by our auditing firm that, because the Series D Preferred Stock is not redeemable upon the occurrence of any event which is beyond our control, the Series D Preferred Stock has been accounted for as equity in our current consolidated balance sheet.

     In addition, holders also may redeem the Series D Preferred Stock upon a change of control of the Company other than a tender offer at a redemption price per preferred share equal to the greater of:


     . 125% of the price paid for such the shares of Series D Preferred Stock plus unpaid dividends and unpaid default interest or

     . The relative percentage that the average closing sales price of the common stock during the five trading days immediately preceding the date the holders give notice of their election to redeem upon a change of control bears to the applicable conversion price in effect at such time the holders give notice of their election to redeem upon a change of control of the price paid for such share of Series D Preferred stock plus any unpaid dividends and any unpaid default interest.

Preemptive Rights

     Until December 27, 2000, subject to the exceptions described in the securities purchase agreement under which the Series D Preferred Stock was sold, we may not negotiate or contract with any party for any equity financing or issue any equity securities or securities convertible or exchangeable into or for equity securities in any form unless we have first delivered to each holder of Series D Preferred Stock a written notice describing the proposed transaction. In addition, we must provide each holder an option to purchase a certain participation percentage of the securities to be issued in the proposed transaction equal to 75% of its pro rata portion of the Series D Preferred Stock issued in March, 2000.

     Pursuant to the Exchange, Redemption and Conversion Agreement, the holders of the Series D Preferred Stock have agreed to waive any call rights or options to buy additional shares of the Series D Preferred Stock.

Series E Preferred Stock

General

     We have designated 3,000 shares of our preferred stock as Series E Preferred Stock. To date, we have issued 3,000 shares of Series E Preferred Stock.

Dividends

     The Series E Preferred Stock shall bear cumulative dividends at a rate of 7% per year and be payable quarterly, beginning on May 1, 2001 and thereafter on the first day of each calendar quarter commencing July 1, 2001. Subject to the terms of our amended Certificate of Incorporation, we may pay the dividends in cash or shares of our common stock. If we choose to pay dividends in shares of our common stock, the number of shares to be issued in payment of the dividend on each share of the Series E Preferred Stock will be equal to the accrued dividends (plus any unpaid default interest) divided by the applicable dividend conversion price. The applicable dividend conversion price will be equal to the average of the closing sale prices for our common stock on the 10 consecutive trading days immediately preceding the date of determination.

     We will not have the right to pay dividends in shares of our common stock if any of the trigger events identified below under "Description of Securities--Series E Preferred Stock--Redemption--Redemption at option of holders of Series E Preferred Stock" has occurred and is continuing.

Liquidation Preference

     In the event of our liquidation, the holders of the Series E Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of any of our capital stock of any class junior in rank to the Series E Preferred Stock. The liquidation preference is equal to the amount originally paid for the shares of Series E Preferred Stock, or $1,000 per share, plus an additional amount equal to a 7% annual return on the amount originally paid for the shares of Series E Preferred Stock plus any unpaid dividends and any unpaid default interest.

Voting Rights

     The holders of the Series E Preferred Stock are not entitled to vote on any matter except as required by law, except that the consent of holders of at least two-thirds of the outstanding shares of Series E Preferred Stock will be required to effect any change in our amended Certificate of Incorporation that would change any of the rights of the shares of Series E Preferred Stock.

Conversion

     Subject to our rights of redemption described below under "Description of Securities--Series E Preferred Stock--Redemption of Securities", the Series E Preferred Stock is convertible at a conversion rate of $0.47 per share into shares of common stock at the option of the holder thereof at any time after we fail to redeem such shares in accordance with the schedule described under the heading "Redemption", below or upon the occurence of certain other events. We can require the holders to convert the Series E Preferred Stock on May 31, 2002. The number of shares of common stock to be issued upon conversion of a share of Series E Preferred Stock issued in November 2000 is determined by dividing the sum of $1,000 (the amount paid for each share), plus an additional amount equal to a 7% annual return on the principal amount of the Series E Preferred Stock accrued from the last date on which dividends were paid (or if no dividends have been paid, November 10, 2000) plus unpaid default interest, by $0.47.

     If we fail to deliver shares of common stock after being requested by a holder of the Series E Preferred Stock to convert its shares to common stock, then

     - we will be subject to certain cash penalties after 5 business days from our receipt of the request;

     -    after 12 business days from our receipt of the request,

     - the holder may exercise its right to void the conversion request, and the conversion price of any Series E Preferred Stock returned or retained by the holder shall be adjusted to the lesser of $0.47 or the lowest closing sales price of the common stock during the period beginning on the date the holders give notice of their election to convert and ending on the date such holder voided the conversion request; and

     - the holder that made the request will be entitled to require us to redeem its shares of Series E Preferred Stock at a premium.

The conversion as of November 10, 2000 of the outstanding Series E Preferred Stock at the fixed conversion price of $0.47 would result in the issuance of 6,382,979 shares of common stock.

As the conversion price of the Series E Preferred Stock is significantly less than the current market value of our common stock, if all of the Series E Preferred Stock are converted into common stock and if we pay dividends in shares of our common stock, the number of shares of common stock to be issued in payment of the dividends and/or upon conversion of the Series E Preferred Stock could result in significant dilution in your ownership interest.

     No holder of shares of the Series E Preferred Stock may convert its shares if the conversion (i) would make the holder the beneficial owner of more than 4.99% of our then outstanding common stock, excluding shares deemed beneficially owned through ownership of unconverted shares of the Series D Preferred Stock and the Series E Preferred Stock or (ii) would cause selling shareholder, together with its affiliates, to have acquired a number of shares of common stock during the 60 day period ending on the date of conversion which, when added to the number of shares of common stock held at the beginning of such 60 period, would exceed 9.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock which have not been converted. It is possible that the applicable rules of the Nasdaq SmallCap Market might limit the issuance of an aggregate number of shares of common stock issued upon conversion of the Series E Preferred Stock to 20% or less of the amount of our common stock outstanding on or before November 10, 2000. We are obligated to either call a meeting to obtain shareholder approval for the issuance of the common stock upon the conversion of the Series E Preferred Stock or receive a waiver from Nasdaq to the effect that the 20% limitation does not apply to such issuance. After obtaining such approval or waiver, there will be no limit on the amount of shares that can be issued upon conversion or the payment of dividends in lieu of cash on the Series E Preferred Stock. In the event we do not call such a shareholder meeting or received such waiver by January 31, 2001, we will incur certain cash penalties and the holders of the Series E Preferred Stock will have the option to require us to redeem their shares of the Series E Preferred Stock.

Redemption

     Redemption at our option. We have the option to redeem from the selling shareholders,

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

their shares of Series E Preferred Stock. Our right to redeem the outstanding Series E Preferred Stock expires on the first to occur of April 30, 2001 if we have redeemed 1,500 shares of Series E Preferred Stock by January 31, 2001, or January 31, 2001. The redemption price will be the face value of such shares of Series E Preferred Stock redeemed plus any unpaid default interest. Additionally, on March 29, 2002, subject to extension in certain circumstances, we can redeem any remaining unconverted Series E Preferred Stock for a redemption price equal to the Liquidation Preference. If we do not redeem all of these shares of Series E Preferred Stock by March 29, 2002 (or such applicable extended date), we will be required to convert the shares that we do not redeem into the number of shares of common stock determined by dividing the sum of $1,000 plus an additional amount equal to a 7% annual return on the principal amount of the Series E Preferred Stock accrued from the last date on which dividends were paid (or if no dividends were paid, the date of issuance) plus unpaid default interest by the applicable conversion price. The applicable maturity conversion price will be 100% of the closing bid price on the date of such conversion.

     Redemption at option of holders of Series E Preferred Stock. Upon the occurrence of the trigger events listed below, the holders of Series E Preferred Stock have the right to require us to redeem all or a portion of their Series E Preferred Stock at a redemption price equal to the greater of:

     . 125% of the price paid for the shares of Series E Preferred Stock plus unpaid dividends and unpaid default interest or

     . the relative percentage that the average closing sales price of the common stock on the date immediately preceding such trigger event bears to the applicable conversion price in effect at such time the holders give notice of their election to redeem upon the occurrence of a triggering event of the price paid for such share of Series E Preferred stock plus any unpaid dividends and any unpaid default interest.

The events that will entitle the holders of the Series E Preferred Stock to exercise these redemption rights are the failure by us to deliver shares of common stock upon conversion of the Series E Preferred Stock and the occurrence of any of the following trigger events:

     . Our failure to file any registration statement we are required to file under the terms of the registration rights agreement we entered into with the holders of the Series E Preferred Stock on or prior to the date required by the terms of the registration rights agreement;

     . we give notice to any holder of Series E Preferred Stock of our intent not to comply with a request for conversion tendered in accordance with the terms of the Series E Preferred Stock;

     . we fail to issue shares of common stock to any holder of the Series E Preferred Stock prior to the 12th business day after the holder requests such conversion;

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

     . we fail to delist from the Nasdaq SmallCap Market (or if our common stock is not traded on the Nasdaq SmallCap Market, then the principal securities exchange or trading market (including, without limitation, the over-the-counter electronic bulletin board (sponsored by the Nasdaq Stock Market, Inc.)) within five (5) Business Days of the Corporation's receipt of a conversion notice because such issuance would cause us to exceed the limitation on the number of shares that may be issued in accordance with the applicable rules of the Nasdaq SmallCap Market;

     . we fail to make any liquidity default payments (See "Description of Securities--Series E Preferred Stock--Liquidity Defaults); or

     . we fail to call a meeting of the shareholders by January 31, 2001 and fail to recommend the approval of the proposal to issue common stock in excess of 20% of our outstanding common stock to the holders of the Series E Preferred Stock or fail to obtain a waiver from the NASD of such 20% limitation.

     In addition, holders also may redeem the Series E Preferred Stock upon a change of control of Netplex at a redemption price equal to the greater of:

     . 100% of the price paid for the shares of Series E Preferred Stock plus unpaid dividends and unpaid default interest or

     . The relative percentage that the average closing sales price of the common stock during the five trading days immediately preceding the date the holders give notice of their election to redeem upon a change of control bears to the applicable conversion price in effect at such time the holders give notice of their election to redeem upon a change of control of the price paid for such share of Series E Preferred stock plus any unpaid dividends and any unpaid default interest.

Liquidity Defaults

     Upon the occurrence of the following events, we will incur certain cash penalties payable to the holders of the Series E Preferred Stock:

     . the failure of the applicable registration statement filed in connection with the Series E Preferred Stock to be declared effective within 90 days of the issuance of the Series E Preferred Stock.

     . the effectiveness of a registration statement we are required to file under the terms of the registration rights agreement lapses for any reason or is unavailable to the holders of the Series E Preferred Stock and such lapse or unavailability continues for a period of five consecutive trading days or for

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

          more than an aggregate of 10 trading days in any 365-day period;

     . our common stock is suspended or delisted from trading on the Nasdaq SmallCap Market, the Nasdaq National Market, the American Stock Exchange, the over-the-counter electronic bulletin board (sponsored by the Nasdaq Stock Market, Inc.) or the New York Stock Exchange for a period of at least five consecutive trading days or for more than 10 trading days in any 365-day period;

     . we breach any representation, warranty, covenant or other term or condition of the documents governing the issuance of the Series E Preferred Stock and the breach would have a material adverse effect on our business or is not cured within 20 days after its occurrence.

     . A purchase, tender or exchange offer made to and accepted by the holders of more than 50% of the outstanding shares of common stock

Prohibition on Issuance of Certain Securities

     While any Series E Preferred Stock remains outstanding, we are prohibited from issuing any options or convertible securities that are convertible into or exchangeable or exercisable for common stock at a price, which may vary with the market price of the Common Stock.

Registration Rights

     We have granted to holders of our Series E Preferred Stock registration rights that will require us to file registration statements under the Securities Act covering all or a portion of the common stock issued or issuable upon conversion of the Series E Preferred Stock or to include these shares of common stock in a registration under the Securities Act that we initiate. Certain registration rights agreements that we have entered into are discussed under "Selling Shareholders."

Anti-takeover Effects of Certain Provisions of New York Law and our Amended Certificate of Incorporation and Bylaws

     A number of provisions of New York law, our amended Certificate of Incorporation, and our Bylaws could make any attempt to acquire us by means of a tender offer, a proxy contest, or otherwise and the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids even though these types of transactions may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price. These provisions also encourage persons seeking to acquire control of us to negotiate with us first.

     We are subject to the "business combination" provisions of Section 912 of the New York Business Corporation Law and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Exchange Act. Section 912 provides, with

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

some exceptions, which include, among others, transactions with shareholders who became interested prior to the effective date of an amendment to our Certificate of Incorporation providing that we would be subject to Section 912 if we did not then have a class of stock registered pursuant to Section 12 of the Exchange Act, that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization, or disposition of stock) with any "interested shareholder" for a period of five years from the date that the person first became an interested shareholder unless:

     . the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; or

     . the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder's stock acquisition date; or

     . the business combination meets certain valuation requirements for the stock of the New York corporation.

     An "interested shareholder" is defined as any person that

     . is the beneficial owner, directly or indirectly, of 20% or more of the outstanding voting stock of a New York corporation, or

     . is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

              A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested shareholder. Subject to a number of exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within five years did own, 20% or more of the corporation's outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

              The "stock acquisition date," with respect to any person and any New York corporation, means the date that the person first becomes an interested shareholder of the corporation.

              In addition, some provisions of our amended Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

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

     BOARD COMPOSITION. Our amended Certificate of Incorporation currently authorizes six directors. The amended Certificate of Incorporation provides that our board will be divided into three classes, with each class serving staggered three-year terms. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

     BOARD OF DIRECTORS VACANCIES. Our Bylaws and amended Certificate of Incorporation authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This authority may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by allowing the board to fill the vacancies created by the removal with its own nominees.

     ADVANCE NOTICE OF SHAREHOLDER PROPOSALS AND NOMINEES. Rules promulgated under the Exchange Act establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors. In addition, the shareholder notice procedure provides that at a shareholders' meeting, the only business that may be conducted is business that has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of his or her intention to bring such business before the meeting.

     Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders' meeting to be timely, the notice must be received by us not less than 120 calendar days prior to the anniversary of the date of the proxy statement for last year's annual meeting.

     A shareholder's notice to us proposing to nominate a person for election as a director or proposing other business must contain information specified in the rules promulgated under the Exchange Act including a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

     The shareholder notice procedure may have the effects of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.

     SPECIAL MEETINGS OF SHAREHOLDERS. Our Bylaws provide that special meetings of shareholders can be only called by the board of directors or any officer instructed by the board to call a special meeting except when the shareholders are expressly entitled by the New York Business Corporation Law to demand the call of a meeting.

     AMENDMENT OF OUR CERTIFICATE OF INCORPORATION. Our amended Certificate of Incorporation may only be further amended by a majority vote of the directors and the shareholders. By making it more difficult to alter the provisions of the amended Certificate of Incorporation, the anti-takeover provisions specified in this section will be more likely to withstand attempts to minimize their anti-takeover intent.

     AUTHORIZED BUT UNISSUED SHARES. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to the limitations imposed by the Nasdaq SmallCap Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Limitation of Liability and Indemnification Matters

     Our amended Certificate of Incorporation limits the liability of directors to the fullest extent permitted by New York law. Specifically, a director will not be personally liable to us or our shareholders for damages for any breach of duty in his or her capacity as a director unless a judgment or other final adjudication adverse to the director establishes that:

[] his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law,

[] he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or

[] his or her acts violated Section 719 of the New York Business Corporation Law, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of our shares.

          This provision is intended to afford directors protection and limit their potential

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

liability from suits alleging a breach of the duty of care by a director. We believe this provision will assist us in maintaining and securing the services of directors who are not our employees. As a result of this provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties although it may still be possible to obtain injunctive or other equitable relief with respect to those actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct. This provision does not affect the directors' responsibilities, under any other laws, such as the federal securities laws or other state or federal laws.

          Our Bylaws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law. To obtain this benefit, there is generally a requirement that the individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. We may not indemnify any director or officer if a judgment or other final adjudication adverse to him or her establishes that his or her acts were committed in bad faith, were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

          In addition, New York law provides that the indemnification permitted under New York law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our Bylaws, any agreement, a vote of shareholders, or otherwise as long as those rights are not inconsistent with New York law.

          We have also entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our Bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Additionally, as permitted under New York law, we have obtained directors' and officers' liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent as to which indemnification will be required or permitted under our amended Certificate of Incorporation, Bylaws, or any indemnification agreement. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

7. The Section entitled "SHARES ELIGIBLE FOR FUTURE SALE" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

                         SHARES ELIGIBLE FOR FUTURE SALE

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

     As of November 10, 2000, 20,303,448 shares of our common stock were outstanding. Of the shares outstanding as of November 10, 2000, 18,760,181 were freely tradable without restriction. The remaining 1,286,992 shares of our common stock outstanding as of November 10, 2000 are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Securities Act or sold under an available exemption. DOES NOT INCLUDE TODAYS MATTERS

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock outstanding at that time, which equaled approximately 184,939 shares as of November 10, 2000; or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Approximately 1,286,992 shares of restricted common stock were held by affiliates as of November 10, 2000. So long as shares of the restricted common stock remain in the hands of affiliates, unless sold pursuant to a registration statement, it will be subject to all of the conditions of Rule 144 except for the holding period. If these holders of our common stock cease to be affiliates and, in the case of restricted stock, the two-year holding period of Rule 144(k) has been met, these shares may become freely tradable without regard to most of the Rule 144 restrictions, including the volume limitation.

     In addition to the outstanding shares of our common stock, as of November 10, 2000, we had 7,100,000 shares of our common stock reserved for issuance upon the exercise of outstanding options issued under our stock option plans of which 1,014,731 were vested, issued and exercisable. All shares issuable upon exercise of options granted under our stock option plans are generally available for resale in the public market.

     In addition, as of November 10, 2000, we had outstanding

     - shares of our Series D Preferred Stock, that are convertible into a total of 3,293,018 shares of common stock, assuming a conversion and exercise price of $0.65625 per share;

     - shares of our Series E Preferred Stock, that are convertible into a total of 6,382,989 shares of common stock, assuming a conversion and exercise price of $0.47 per share;

     -    prepaid warrants exercisable into 5,601,342 shares of common stock;
          and

     - options and warrants, other than options issued under our stock option plans, to purchase an aggregate of 8,563,214 shares of our common stock.

     We are registering for sale in the Registration Statement of which this prospectus forms a part 15,498,907 shares of common stock on behalf of the holders of our outstanding shares of Series D Preferred Stock and related warrants, some of the prepaid warrants and some of the other options and warrants. The remaining shares of common stock subject to the foregoing prepaid warrants, options and warrants are available for resale in the public market.

     As of November 10, 2000, we also had outstanding:

     - shares of our Class A Preferred Stock that are immediately convertible into 80,597 shares of common stock; and

     - shares of our Class C Preferred Stock that are convertible after September 28, 2003 into the number of shares equal to $2,300,000 plus accrued but unpaid dividends, divided by 25% of the 20 day average trading price of the common stock immediately prior to conversion, which, if converted on the basis of the 20 day average trading price calculated as of November 10, 2000, would result in the issuance of 11,586,901 shares of common stock.

     The 80,597 shares of common stock that are issuable upon conversion of the Class A Preferred Stock are available for resale in the public market. Of the 11,586,901 shares of common stock issuable upon conversion of the Class C Preferred Stock as of November 10, 2000, 2,450,000 will be available for resale in the public market upon issuance. The remaining 9,136,901 shares of common stock issuable upon conversion of the Class C Preferred Stock are subject to registration rights.


8. The section entitled "LEGAL MATTERS" in our September 1, 2000 Prospectus is hereby amended and restated in its entirety and replaced with the following:

                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby and certain other matters was passed upon for us by Venable, Baetjer and Howard, LLP.

                       --------------------------------

The prospectus, together with this prospectus supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock. All references in the prospectus to "this prospectus" are amended to read "this prospectus (as supplemented and amended)."

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

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS AND SUCH RISK FACTORS AS AMENDED IN THIS SUPPLEMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The date of this prospectus supplement No. 1 is November 10, 2000.



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